

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "HEROIC ENTERPRISES,

PUBLIC BENEFIT CORPORATION", FILED IN THIS OFFICE ON THE TENTH

DAY OF AUGUST, A.D. 2022, AT 1:05 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

4144242 8100
SR# 20223227025

Authentication: 204131799
Date: 08-10-22

CERTIFICATE OF AMENDMENT TO THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

Heroic Enterprises, Public Benefit Corporation, a public benefit corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the sole director of the Corporation duly adopted resolutions setting forth a proposed amendment to the Third Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and recommending it to the stockholders of the Corporation for consideration thereof, by written consent without a meeting in accordance with the procedures established by Section 141(f) of the Delaware General Corporation Law, and agreed that the resolutions shall have the same force and effect as though duly taken and adopted at a meeting of the Board of Directors of the Corporation duly called and legally held. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED**, that the Third Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered "ARTICLE IV" so that, as amended, said Article shall be and read as follows:
>
> **ARTICLE IV**
>
> The total number of shares of stock that the corporation shall have authority to issue is fifty-five million (55,000,000), consisting of forty-five million (45,000,000) shares of Common Stock, $0.0001 par value per share (the "**Common Stock**"), and ten million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). The Common Stock shall be divided into two series, designated as "**Series 1 Common Stock**," which shall consist of thirty million two hundred thousand (30,200,000) shares, and as "**Series 2 Common Stock**," which shall consist of fourteen million eight hundred thousand (14,800,000) shares. The Preferred Stock shall be designated as "**Series Seed Preferred Stock**," which shall consist of ten million (10,000,000) shares.

SECOND: That thereafter, the stockholders holding outstanding shares of capital stock of the Corporation with the necessary number of votes as required by statute that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, waived all requirements as to notice of a meeting and signed a consent approving the amendment, and agreed that it shall have the same force and effect as though duly taken and adopted at a formal special meeting, pursuant to Section 228(a) of the General Corporation Law of the State of Delaware;

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

1

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:05 PM 08/10/2022
FILED 01:05 PM 08/10/2022
SR 20223227025 - File Number 4144242

IN WITNESS WHEREOF, the undersigned, on behalf of the Corporation, has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed this 10th day of August, 2022.

By: _Brian Johnson_
Authorized Officer
Title: CEO and President
Name: Brian Johnson

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"OPTIMIZE ENTERPRISES, PUBLIC BENEFIT CORPORATION", A DELAWARE CORPORATION,

WITH AND INTO "HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION" UNDER THE NAME OF "HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE THIRTIETH DAY OF SEPTEMBER, A.D. 2021, AT 12:38 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

4144242 8100M

SR# 20213388920

Authentication: 204297983

Date: 09-30-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Heroic Enterprises, Public Benefit Corporation, and the name of the corporation being merged into this surviving corporation is Optimize Enterprises, Public Benefit Corporation.

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

THIRD: The name of the surviving corporation is Heroic Enterprises, Public Benefit Corporation, a Delaware corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be amended and restated as set forth in the Third Amended and Restated Certificate of Incorporation attached hereto as Exhibit A.

FIFTH: The merger is to become effective on September 30, 2021.

SIXTH: The Agreement and Plan of Merger is on file at 913 Main Street, Bastrop, Texas 78602, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 30th day September, A.D., 2021.

Heroic Enterprises, Public Benefit Corporation

DocuSigned by:

By: Brian Johnson

08EED9B583E2439...

Authorized Officer

Name: Brian Johnson

Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 09/30/2021
FILED 12:38 PM 09/30/2021
SR 20213388920 - File Number 4144242

EXHIBIT A

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(attached)

THIRD AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

(A PUBLIC BENEFIT CORPORATION)

ARTICLE I

The name of the corporation is Heroic Enterprises, Public Benefit Corporation (the "**Corporation**").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**"). The specific public benefit purpose of the Corporation is to produce a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Ave., Dover, Kent County, Delaware 19901, and its registered agent at such address is Capitol Services, Inc.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is fifty-three million (53,000,000), consisting of forty-three million (43,000,000) shares of Common Stock, $0.0001 par value per share (the "**Common Stock**"), and ten million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). The Common Stock shall be divided into two series, designated as "**Series 1 Common Stock**," which shall consist of twenty-eight million two hundred thousand (28,200,000) shares, and as "**Series 2 Common Stock**," which shall consist of fourteen million eight hundred thousand (14,800,000) shares. The Preferred Stock shall be designated as "**Series Seed Preferred Stock**," which shall consist of ten million (10,000,000) shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1.   Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a)   "**Distribution**" shall mean (i) the transfer of cash or other property without consideration whether by way of dividend or otherwise other than dividends on Common Stock payable in Common Stock, or (ii) the purchase or redemption of shares of capital stock of the Corporation by the Corporation for cash or property other than (A) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (B) repurchases of Common Stock or Preferred Stock issued to or held by any stockholder (including without limitation employees, officers, directors or consultants of the Corporation or its subsidiaries) pursuant to rights of first refusal contained in agreements providing for such right or in the bylaws of the Corporation, (C) repurchases of capital stock of the Corporation in connection with the settlement of any dispute between the Corporation and one or more stockholders, and (D) any other repurchase or redemption of capital stock of the Corporation approved by the holders of a majority in voting power of the outstanding Common Stock and Preferred Stock, each voting as separate classes.

(b) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(c) "**Series Seed Conversion Price**" shall mean $1.58035 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(d) "**Series Seed Liquidation Preference**" shall mean $1.58035 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) "**Series Seed Original Issue Price**" shall mean $1.58035 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

2. Liquidation Rights

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share of Preferred Stock held by them equal to the Series Seed Liquidation Preference specified for such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

(c) Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock by the Corporation for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly owned subsidiary immediately following such transaction or transactions, of its parent); or (ii) a sale, lease or exchange of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, except where such sale, lease or other disposition is to a wholly owned subsidiary of the Corporation. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to the holders of Preferred Stock by the affirmative vote or written consent of the holders of a majority in voting power of the outstanding shares of Preferred Stock, voting as a single class.

(e) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

3. Conversion of Preferred Stock. The holders of the Preferred Stock shall have conversion rights as follows:

(a) <u>Right to Convert</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable Original Issue Price for the relevant series by the applicable Conversion Price for such series. (The number of shares of Series 1 Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 3, the Conversion Rate for such series shall be appropriately increased or decreased, respectively.

(b) <u>Automatic Preferred Conversion</u>. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of Common Stock, or (ii) at the close of business on the date of adoption by the affirmative vote or written consent of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class, of a resolution to convert all of the then outstanding shares of Preferred Stock into shares of Series 1 Common Stock (each of the events referred to in (i) and (ii) is referred to herein as an "**Automatic Preferred Conversion Event**").

(c) <u>Mechanics of Conversion</u>. No fractional shares of Series 1 Common Stock shall be issued upon the conversion of any shares of Preferred Stock. In lieu of any fractional shares of Series 1 Common Stock to which a holder would otherwise be entitled to receive upon a conversion of shares of Preferred Stock pursuant to this Section 3, the Corporation shall pay such holder cash in an amount equal to such fraction multiplied by the then fair market value of a share of Series 1 Common Stock, as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Series 1 Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Preferred Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Series 1 Common Stock issuable upon such Automatic Preferred Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic

Preferred Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Series 1 Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Series 1 Common Stock shall not then be actually delivered to such holder.

(d) <u>Adjustments for Subdivisions or Combinations of Series 1 Common Stock</u>. In the event the outstanding shares of Series 1 Common Stock shall be subdivided (by stock split, reclassification, payment of a stock dividend or otherwise), into a greater number of shares of Series 1 Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series 1 Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series 1 Common Stock, the Conversion Price of each Series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) <u>Adjustments for Subdivisions or Combinations of Preferred Stock</u>. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, reclassification, payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above ("**Liquidation Rights**"), if the Series 1 Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Series 1 Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Series 1 Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Series 1 Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(h)   Notices of Record Date. In the event that the Corporation shall propose at any time:

(i)   to declare any Distribution upon its Series 1 Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)   to effect any reclassification or recapitalization of its Series 1 Common Stock outstanding involving a change in the Series 1 Common Stock; or

(iii)   to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 2(d); then, in connection with each such event, the Corporation shall send to the holders of the Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Series 1 Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series 1 Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Series 1 Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Series 1 Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series 1 Common Stock to such number of shares as shall be sufficient for such purpose.

4.   Conversion of Series 2 Common Stock.

(a)   Optional Conversion. Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Series 2 Common Stock shall be entitled to convert the same into full shares of Series 1 Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series 2 Common Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Common Conversion, the outstanding shares of Series 2 Common Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further,* however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Series 1 Common Stock issuable upon such Automatic Common Conversion Event unless either the certificates evidencing such shares of Series 2 Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Common Conversion Event, each holder of record of shares of Series 2 Common Stock shall be deemed to be the holder of record of the Series 1 Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series 2 Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series 2 Common Stock, or that the certificates evidencing such shares of Series 1 Common Stock shall not then be actually delivered to such holder.

(b)   <u>Automatic Common Conversion</u>. Each share of Series 2 Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock immediately prior to the close of business on the earlier of the date, if any, specified by the affirmative vote of the holders of Series 2 Common Stock representing not less than a majority of the voting power of the outstanding shares of Series 2 Common Stock, voting separately as a single class (the "**Automatic Common Conversion**"). The Corporation shall provide notice of the Automatic Common Conversion of shares of Series 2 Common Stock pursuant to this Section 4(b) to record holders of such shares of Series 2 Common Stock as soon as practicable following the Automatic Common Conversion; *provided, however*, that the Corporation may satisfy such notice requirements by providing such notice prior to the Automatic Common Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law of the State of Delaware; *provided, however*, that no failure to give such notice nor any defect therein shall affect the validity of the Automatic Common Conversion. Upon and after the Automatic Common Conversion, the person registered on the Corporation's books as the record holder of the shares of Series 2 Common Stock so converted immediately prior to the Automatic Common Conversion shall be registered on the Corporation's books as the record holder of the shares of Series 1 Common Stock issued upon Automatic Common Conversion of such shares of Series 2 Common Stock, without further action on the part of the record holder thereof. Immediately upon the effectiveness of the Automatic Common Conversion, the rights of the holders of shares of Series 2 Common Stock as such shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Series 1 Common Stock into which such shares of Series 2 Common Stock were converted.

(c)   <u>Conversion on Transfer</u>. Each share of Series 2 Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock, upon the occurrence of a

Transfer (as defined herein), other than a Permitted Transfer (as defined herein), of such share of Series 2 Common Stock.

(d)   Definitions. For purposes only of this Section 4:

(i)   **"Family Member"** shall mean with respect to any natural person who is a Qualified Stockholder (as defined below), the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

(ii)   **"Qualified Stockholder"** shall mean (i) the record holder of a share of Series 2 Common Stock; (ii) each natural person who Transferred shares of capital stock of the Corporation to a Permitted Entity that is or becomes a Qualified Stockholder; (iii) each natural person who Transferred shares of, or equity awards for, Series 2 Common Stock (including any Option exercisable or Convertible Security exchangeable for or convertible into shares of Series 2 Common Stock) to a Permitted Entity that is or becomes a Qualified Stockholder; and (iv) a Permitted Transferee.

(iii)   **"Permitted Entity"** shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

(iv) **"Transfer"** of a share of Series 2 Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Series 2 Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; *provided*, *however*, that the following shall not be considered a "Transfer" within the meaning of this Section 4:

(1) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(2) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Series 2 Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(3) entering into a voting trust, agreement or arrangement (with or without granting a proxy) with stockholders who are holders of Preferred Stock (with or without stockholders who are holders of Common Stock); or

(4)   the pledge of shares of Series 2 Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; *provided*, *however*, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer.

A Transfer shall also be deemed to have occurred with respect to a share of Series 2 Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are holders of voting securities of any such entity or Parent of such entity.

(v)   **"Parent"** of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

(vi)   **"Permitted Transfer"** shall mean, and be restricted to, any Transfer of a share of Series 2 Common Stock:

(1)   by a Qualified Stockholder to (A) one or more Family Members of such Qualified Stockholder, or (B) any Permitted Entity of such Qualified Stockholder; or

(2)   by a Permitted Entity of a Qualified Stockholder to (A) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (B) any other Permitted Entity of such Qualified Stockholder.

(vii)   **"Permitted Transferee"** shall mean a transferee of shares of Series 2 Common Stock received in a Transfer that constitutes a Permitted Transfer.

(viii)   **"Permitted Trust"** shall mean a bona fide trust where each trustee is (i) a Qualified Stockholder, (ii) a Family Member or (iii) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

(ix)   **"Voting Control"** shall mean, with respect to a share of Series 2 Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

(x)   **"Convertible Securities"** shall mean securities (other than shares of Series 2 Common Stock) convertible into or exchangeable for Series 1 Common Stock or Series 2 Common Stock, either directly or indirectly.

(xi)   **"Options"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Series 1 Common Stock, Series 2 Common Stock or Convertible Securities.

(e)   <u>Reservation</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series 1 Common Stock solely for the purpose of effecting the conversion of the shares of the Series 2 Common Stock, such number of its shares of Series 1 Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series 2 Common Stock; and if at any time the number of authorized but unissued shares of Series 1 Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series 2 Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series 1 Common Stock to such number of shares as shall be sufficient for such purpose.

     5.   Voting

     (a)   Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Common Stock and Preferred Stock shall vote together as a single class, and not as separate classes.

     (b)   No Series Voting. Except as otherwise expressly provided herein or as required by law, all series of any class of stock shall vote together as a single class, and not as separate series.

     (c)   Preferred Stock. Each holder of Preferred Stock shall be entitled to vote on each matter submitted to a vote of the stockholders generally, and each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date; provided, however, that fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded.

(d)   Adjustment in Authorized Common Stock. The number of authorized shares of Series 1 Common Stock or Series 2 Common Stock may be increased or decreased (but not below the number of shares of Series 1 Common Stock or Series 2 Common Stock then outstanding) by an affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon.

(e)   Series 1 Common Stock. Each holder of shares of Series 1 Common Stock, as such, shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

(f)   Series 2 Common Stock. Each holder of shares of Series 2 Common Stock, as such, shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

6.   Amendments and Changes. As long as any shares of Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least a majority in voting power of the outstanding shares of the Preferred Stock amend, alter or repeal any provision of this Third Amended and Restated Certificate of Incorporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions of the Preferred Stock or any series thereof.

7.   Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 3, repurchased or otherwise reacquired by the Corporation, the shares so converted, repurchased or otherwise reacquired shall be retired and cancelled and shall not be issuable by the Corporation as shares of Preferred Stock.

8.   Reissuance of Series 2 Common Stock. In the event that any shares of Series 2 Common Stock shall be converted pursuant to Section 4, repurchased or otherwise reacquired by the Corporation, the shares so converted, repurchased or otherwise reacquired shall be retired and cancelled and shall not be issuable by the Corporation as shares of Series 2 Common Stock.

9.   Certain Distributions. For purposes of Section 500 of the California Corporations Code, distributions by the Corporation may be made without regard to any preferential rights or preferential dividends arrears amount.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall provide otherwise.

ARTICLE VIII

The number of directors which shall constitute the initial Board of Directors of the Corporation shall be one. Thereafter, unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.   To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

2.   The Corporation shall have the power to indemnify, to the fullest extent permitted by the General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.	Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

4.	Any failure of a director without a conflict of interest (as described in Section 365(c) of the Delaware General Corporation Law) to satisfy a balancing requirement in Section 365 of the General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the General Corporation Law, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

ARTICLE XI

1.	The Corporation shall (i) provide its stockholders a public benefit statement satisfying the requirements of Section 366(b) of the General Corporation Law (the "**Statement**") no less than annually, and (ii) use a third-party standard in connection with, and attain a periodic third party certification addressing, the Corporation's promotion of the public benefits identified in this Third Amended and Restated Certificate of Incorporation and the best interests of those materially affected by the Corporation's conduct.

2.	For purposes of this Article XI, the term "third-party standard" shall mean a credible standard for defining, reporting, and assessing the Corporation's performance in achieving the public benefits identified in this Third Amended and Restated Certificate of Incorporation that: (i) assesses the effect of the Corporation's business and operations on all of the interests materially affected by the Corporation's conduct; (ii) is developed by an organization that is not under the control of the Corporation and its affiliates; (iii) has information publicly available concerning (A) the criteria and relative weighting of the standard uses to assess the Corporation's performance in achieving the public benefits identified in this Third Amended and Restated Certificate of Incorporation, (B) the process by which the standard is developed and revised, and (C) the independence of the organization that developed and/or revised the standard vis-à-vis the Corporation and its controlled affiliates and its and their directors, officers, managers, employees and agents.